SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                ---------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                                ---------------

                     JOHNSTOWN/CONSOLIDATED INCOME PARTNERS
                                (Name of Issuer)

                     UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                                 (Cusip Number)

                                ---------------

                              JOHN K. LINES, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                         INSIGNIA FINANCIAL GROUP, INC.
                          ONE INSIGNIA FINANCIAL PLAZA
                        GREENVILLE, SOUTH CAROLINA 29602
                                 (803) 239-1675
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                ---------------

                                    Copy to:
                              JOHN A. HEALY, ESQ.
                           ROBERT E. KING, JR., ESQ.
                                 ROGERS & WELLS
                                200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                ---------------

                               NOVEMBER 22, 1995
            (Date of event which requires filing of this statement)

-------------------------------------------------------------------------------

[ ]     Check box if the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4).

[X]     Check box if a fee is being paid with the statement.
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                             Page 1 of 14
                 Index to Exhibits Located at Page 12







                                SCHEDULE 13D

CUSIP NO. NONE                                  PAGE 2 OF 14 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

        INSIGNIA FINANCIAL GROUP, INC.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCES OF FUNDS                                                  WC
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                          10,062*
      UNITS             ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                             0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                     10,062*
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                        0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                 10,062
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]
------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  7.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           CO
------------------------------------------------------------------------------

*Liquidity Assistance L.L.C. is the record holder of 10,062 Units. Insignia Financial Group, Inc., through its 99% ownership interest in Liquidity Assistance L.L.C., beneficially owns 10,062 Units and effectively has sole voting and dispositive power with respect to those Units. See Item 5.






                                SCHEDULE 13D

CUSIP NO. NONE                                  PAGE 3 OF 14 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NOS. OF ABOVE PERSON

        LIQUIDITY ASSISTANCE L.L.C.
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
------------------------------------------------------------------------------
3.     SEC USE ONLY
------------------------------------------------------------------------------
4.     SOURCES OF FUNDS                                              WC, AF
------------------------------------------------------------------------------
5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                           [ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION                        DELAWARE
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                              0**
      UNITS             ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                            0
      OWNED BY          ------------------------------------------------------
      EACH               9. SOLE DISPOSITIVE POWER                         0**
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                       0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                                10,062
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES                                           [ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7.8%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON                                           OO
------------------------------------------------------------------------------

**Liquidity Assistance L.L.C. is the record holder of 10,062 Units. Insignia Financial Group, Inc., through its 99% ownership interest in Liquidity Assistance L.L.C., beneficially owns 10,062 Units and effectively has sole voting and dispositive power with respect to those Units. See Item 5.






Item 1. SECURITY AND PARTNERSHIP.

        This statement relates to units of limited partnership interest ("Units") in Johnstown/Consolidated Income Partners, a California limited partnership (the "Partnership"). The principal executive offices of the Partnership are located at One Insignia Financial Plaza, Greenville, South Carolina 29602.

Item 2. IDENTITY AND BACKGROUND.

        (a)-(c) The entities filing this statement are Liquidity Assistance L.L.C., a Delaware limited liability company ("Liquidity"), and Insignia Financial Group, Inc., a Delaware corporation ("Insignia") and the owner of 99% of the units of common membership interest in Liquidity. Insignia Commercial Group, Inc., a wholly-owned subsidiary of Insignia, owns the other 1% interest in Liquidity. The principal executive offices of Liquidity and Insignia are located at One Insignia Financial Plaza, Greenville, South Carolina 29602. Liquidity's principal business is the ownership of real estate securities. Insignia's principal business is the ownership, operation and management of real estate assets. Information with respect to the directors and executive officers of Liquidity and Insignia is detailed at Schedules I and II hereto, respectively.

        (d)-(e) During the last five years, neither Liquidity, Insignia nor, to the best of their knowledge, any of the persons listed in Schedule I or
Schedule II hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of or prohibiting activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                Liquidity used funds provided to it out of the working capital of Insignia for the purchase described in Item 5(c) below.

Item 4. PURPOSE OF THE TRANSACTION.

                Liquidity acquired the Units for investment purposes. Neither Liquidity nor Insignia has any plans or proposals which relate to or would result in (a) the acquisition by any person of additional securities of the Partnership or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Partnership or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, (d) any change in the present management of the Partnership, (e) any material change in the present capitalization or dividend policy of the Partnership, (f) any other material change in the Partnership's business or corporate structure, (g) any other material change in the Partnership's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Partnership by any person, (h) causing a class of securities of the Partnership to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Partnership becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, or (j) any action similar to any of the enumerated in (a) through (i) above.

                                 4






Item 5. INTEREST IN SECURITIES OF THE PARTNERSHIP.

        (a)-(b) As of the date of this filing, Liquidity is the record owner, and Insignia is the beneficial owner, of 10,062 Units of the Partnership, of which 62 Units were owned prior to the purchase disclosed herein. The 10,062 Units constitute approximately 7.8% of the outstanding Units of the Partnership. Pursuant to the Operating Agreement of Liquidity, Insignia controls all aspects of Liquidity's operations. As a result, Insignia effectively has sole voting and dispositive power with respect to the 10,062 Units owned of record by Liquidity.

        (c) On November 22, 1995, pursuant to a privately-negotiated transaction, Liquidity purchased from Buffalo Laborers Pension Fund, a multi-employer pension fund, 10,000 Units of the Partnership for $61.10 per Unit in cash, for a total consideration of $611,000. Other than this purchase, the only other purchase of Units by Liquidity or Insignia within the past 60 days was a purchase by Liquidity of 22 Units on September 29, 1995 at $54.00 per Unit.

        (d)-(e) Not applicable.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                Pursuant to the Operating Agreement of Liquidity, Insignia controls all aspects of Liquidity's operations. Through its 99% ownership interest in Liquidity, Insignia beneficially owns 10,062 Units.

                Other than this relationship, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) between Liquidity or Insignia and any other persons with respect to any securities of the Partnership, including but not limited to transfer or voting of any such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. MATERIAL TO BE FILED AS EXHIBITS.

        Exhibit 7.1 Agreement of Joint Filing between Liquidity and Insignia, dated December 4, 1995.

                                    5





                                SCHEDULE I

      INFORMATION REGARDING THE MANAGER AND EXECUTIVE OFFICERS OF
                                LIQUIDITY

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the Manager and each of the executive officers of Liquidity. Insignia directly and indirectly owns 100% of Liquidity. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. The Manager is identified by an asterisk. All persons identified below are United States citizens.

                                      Present Principal Occupation
                                          or Employment and
Name                                  Five-Year Employment History
----                                  ----------------------------
Jeffrey L. Goldberg*  Jeffrey L. Goldberg has been sole Manager of Liquidity since April 1995. He has also been Managing Director -- Investment Banking of Insignia since July 1994 and served as Managing Director -- Asset Management of Insignia from January 1991 until July 1994. Since April 1990, Mr. Goldberg has been an officer of MAG, currently an Executive Vice President. From July
                      1989 until March 1990, Mr. Goldberg was employed in the Mergers and Acquisitions Group of Drexel Burnham Lambert Incorporated, an investment banking firm.

J. Scott Kester       J. Scott Kester has been President of Liquidity since
                      April 1995.  He has also been employed in the Investment
                      Banking Group of Insignia since May 1994.  From August
                      1990 through May 1994, Mr. Kester was employed by Ernst &
                      Young LLP, a public accounting firm.

Kevin A. Booth        Kevin A. Booth has been Secretary and Treasurer of
                      Liquidity since April 1995. He has also been employed as Acquisition Accountant of Insignia since January 1995.
                      From September 1991 to January 1995 Mr. Booth was employed by KPMG Peat Marwick, a public accounting firm.

                                       6







                               SCHEDULE II

      INFORMATION REGARDING THE DIRECTORS AND EXECUTIVE OFFICERS OF
                                INSIGNIA

Set forth in the table below are the name and the present principal occupations or employment and the name, principal business and address of any corporation or other organization in which such occupation or employment is conducted, and the five-year employment history of each of the directors and executive officers of Insignia. Unless otherwise indicated, each person identified below is employed by Insignia. The principal business address of Insignia and, unless otherwise indicated, each person identified below, is One Insignia Financial Plaza, Greenville, South Carolina 29602. Directors are identified by an asterisk. All persons identified below are United States citizens.

                                      Present Principal Occupation
                                          or Employment and
Name                                  Five-Year Employment History
----                                  ----------------------------
Andrew L. Farkas*      Andrew L. Farkas has been a director of Insignia since
                       its inception in July 1990, and has been Chairman and Chief Executive Officer of Insignia since January 1991.
                       Prior to August 1993, Mr. Farkas was the sole director of Insignia. Mr. Farkas has been the president and sole director and stockholder of Metropolitan Asset Group, Ltd. ("MAG"), a real estate investment banking firm, since January 1983.

John F. Jacques*       John F. Jacques has been a director of Insignia since
 102 Woodmont Blvd.    August 1993 and with the Office of the Chairman of
 Suite 400             Insignia since January 1992.  From January 1969 until
 Nashville, TN 37205   December 1991, Mr. Jacques was the Chief Executive
                       Officer of Jacques-Miller, Inc., a real estate syndication firm which sold substantially all of its assets to Metropolitan Asset Enhancement, L.P., a limited partnership in which Insignia has a limited partnership interest ("MAE"), in December 1991.

Robin L. Farkas*       Robin L. Farkas has been a director of Insignia since
  730 Park Avenue      August 1993.  Mr. Farkas is retired from the position of
  New York, NY 10021   Chairman of the Board and Chief Executive Officer of
                       Alexander's Inc., a real estate company. He is also a director of Refac Technology Development Corporation and of Greenman Brothers, Inc.

Merril M. Halpern*     Merril M. Halpern has been a director of Insignia since
  c/o Charterhouse     August 1993.  Mr. Halpern has been Chairman of the Board
  535 Madison Avenue   of Directors and co-chief executive officer of
  New York, NY 10022   Charterhouse Group International, Inc. ("Charterhouse"),
                       a privately-owned investment firm which, among other things, actively engages in making private equity investments in a broad range of industrial and service companies located primarily in the United States, for more than the past five years. Mr. Halpern is also a director of Charter Power Systems, Inc., Del Monte Foods,
                       Inc., Microwave Power Devices, Inc., International
                       Exhaust Holdings and Dreyer's Grand Ice Cream, Inc.

                                       7






                                      Present Principal Occupation
                                          or Employment and
Name                                  Five-Year Employment History
----                                  ----------------------------
Robert G. Koen*           Robert G. Koen has been a director of Insignia since
  125 West 55th Street    August 1993.  Since January 1991, Mr. Koen has been a
  New York, NY 10019      partner in the law firm LeBoeuf, Lamb, Greene &
                          MacRae, which represents Insignia and its affiliates from time to time. From February 1984 until January
                          1991, Mr. Koen was a partner in the law firm of Fulbright & Jaworski (formerly Reavis & McGrath).

Michael Lipstein*         Michael Lipstein has been a director of Insignia since
  110 East 59th Street    August 1993.  Mr. Lipstein is, and for more than the
  New York, NY 10022      past five years has been, self-employed in the real
                          estate business, including ownership, management, and lending.

Buck Mickel*              Buck Mickel has been a director of Insignia since
  Fluor/Daniel            August 1993.  Mr. Mickel has been Chairman of the
  301 N. Main Street      Board and Chief Executive Officer of RSI Holdings, a
  Greenville, SC 29601    combination of companies offering distribution of
                          outdoor equipment and office supplies and equipment and with a manufacturing sector consisting of part ownership in textile facilities, for more than the past five years. Mr. Mickel is also a director of Fluor Corporation, The Liberty Corporation, Monsanto
                          Company, NationsBank Corporation, Emergent Group,
                          Inc., Delta Woodside Industries, Inc., Duke Power
                          Company, and Textile Hall Corporation.

John A. Sprague*          John A. Sprague has been a director of Insignia since
  30 Rockefeller Plaza    August 1993.  Mr. Sprague is the general partner of
  Suite 4525              Jupiter Partners, L.P., an investment firm. From
  New York, NY 10112      January 1993 until February 1994, Mr. Sprague was an
                          independent investor. From prior to March 1989 to December 31, 1992, Mr. Sprague served as General
                          Partner of Forstmann Little & Co., an investment firm.
                          Mr. Sprague is also a director of Heartland Wireless
                          Communications, Inc. In March 1995, a class action complaint was filed against Aldila, Inc., of which Mr. Sprague is a former director, alleging certain securities violations. No answer has been filed at this time.

Thomas R. Shuler          Thomas R. Shuler has been Managing Director --
                          Residential Property Management of Insignia since
                          March 1991 and Executive Managing Director of Insignia and President of Insignia Management Services, a division of Insignia, since July 1994. From January
                          1983 until March 1991, Mr. Shuler was President of the
                          Management Division of Hall Financial Group, Inc., a property management organization located in Dallas, Texas.


                                       8





                                      Present Principal Occupation
                                          or Employment and
Name                                  Five-Year Employment History
----                                  ----------------------------
Frank M. Garrison         Frank M. Garrison has been Managing Director --
  102 Woodmont Blvd.      Investment Banking of Insignia since January 1993 and
  Suite 400               Executive Managing Director of Insignia and President
  Nashville, TN 37205     of Insignia Financial Services, a Division of
                          Insignia, since July 1994.  From January 1991 to
                          December 1991, Mr. Garrison was employed by Donelson
                          Ventures Holdings, L.P., a limited partnership engaged in real estate investing activities. From January
                          1989 to December 1990, he was an employee of Jacques-
                          Miller, Inc.

Henry Horowitz            Henry Horowitz has been Managing Director --
                          Commercial Property Management of Insignia since
                          January 1993.  From January 1987 to January 1993,
                          Mr. Horowitz was the Chief Executive Officer of First
                          Resource Realty, Inc., a commercial property management organization which Insignia acquired in January 1993.

James A. Aston            James A. Aston has served in the Office of the
                          Chairman of Insignia since July 1994, and has been Managing Director -- Investment Banking of Insignia since January 1991. From February 1986 until
                          December 1990, Mr. Aston was employed by U.S. Shelter as its Chief Financial Officer.

William H. Jarrard, Jr.   William H. Jarrard, Jr. has been Managing Director --
                          Partnership Administration of Insignia since January
                          1991 and Managing Director -- Partnership
                          Administration and Asset Management since July 1994.
                          Mr. Jarrard was employed by U.S. Shelter in a similar capacity for three years prior to his joining
                          Insignia.

Jeffrey L. Goldberg       Jeffrey L. Goldberg has been Managing Director --
                          Investment Banking of Insignia since July 1994 and served as Managing Director -- Asset Management of
                          Insignia from January 1991 until July 1994.  Since
                          April 1990, Mr. Goldberg has been an officer of MAG, currently an Executive Vice President. From July
                          1989 until March 1990, Mr. Goldberg was employed in the Mergers and Acquisitions Group of Drexel Burnham
                          Lambert Incorporated, an investment banking firm.

John M. Beam, Jr.         John M. Beam, Jr. has been President of Insignia's
                          mortgage banking affiliate, Insignia Mortgage and Investment Company, since January 1991. From January
                          1988 until December 1990, Mr. Beam was employed by
                          U.S. Shelter as President of its mortgage banking division.

                                       9





                                      Present Principal Occupation
                                          or Employment and
Name                                  Five-Year Employment History
----                                  ----------------------------
Ronald Uretta             Ronald Uretta has been Insignia's Chief Financial
                          Officer and Treasurer since January 1992. He also served as Secretary of Insignia from January 1992 to June 1994. Mr. Uretta has also served as the Chief
                          Financial Officer and Controller of MAG.  From May
                          1988 until September 1990, Mr. Uretta was a self-employed financial consultant.

Albert H. Gossett         Albert H. Gossett has been Vice President and Chief
                          Information Officer of Insignia since January 1991 and Senior Vice President and Chief Information
                          Officer of Insignia since July 1994. From May 1979 until December 1990, Mr. Gossett was employed by U.S.
                          Shelter as Director of Management Information Systems.

S. Richard Sargent        S. Richard Sargent has been Senior Vice President --
                          Human Resources of Insignia since July 1994.  From May
                          1989 until June 1994, Mr. Sargent was employed as Vice
                          President, Human Resources of Guilford Mills, Inc. in
                          Greensboro, North Carolina.

John K. Lines             John K. Lines has been General Counsel of Insignia
                          since June 1994 and General Counsel and Secretary since July 1994. From May 1993 until June 1994,
                          Mr. Lines was employed as Assistant General Counsel and Vice President of Oewen Financial Corporation in
                          West Palm Beach, Florida.  From October 1991 until
                          April 1993, Mr. Lines was employed as Senior Attorney of Banc One Corporation in Columbus, Ohio. From May
                          1984 until October 1991, Mr. Lines was employed as an associate with Squire Sanders & Dempsey in Columbus,
                          Ohio.

Neil Kreisel              Neil Kreisel has been an Executive Managing Director
Kreisel Company, Inc.     of Insignia and President of Insignia Management
331 Madison Avenue        Services -- New York, Inc., a subsidiary of Insignia,
New York, NY 10017        since September 1995.  For more than the past five
                          years, Mr. Kreisel has been President and Chief
                          Executive Officer of Kreisel Company, Inc.

                                       10






                                   SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 4, 1995

                                LIQUIDITY ASSISTANCE L.L.C.

                                By:   /s/ J. Scott Kester
                                ----------------------------
                                        J. Scott Kester
                                        President


                                INSIGNIA FINANCIAL GROUP, INC.

                                By:    /s/ Frank M. Garrison
                                ----------------------------
                                      Frank M. Garrison
                                      Executive Managing Director


        KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints John A. Healy, Jeffrey P. Cohen and Karyn S. Weinberg, or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, to sign in any and all capacities any and all amendments to this Statement on Schedule 13D and to file the same with all exhibits thereto and other documents in connection therewith with the Securities and Exchange Commission, granting to such attorneys-in-fact and agents, and each of them, full power and authority to do all such other acts and execute all such other documents as they, or any of them, may deem necessary or desirable in connection with the foregoing, as fully as the undersigned might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or any of them, may lawfully do or cause to be done by virtue hereof.


/s/ J. Scott Kester                      /s/ Frank M. Garrison
---------------------------              -----------------------------
J. Scott Kester                          Frank M. Garrison
President                                Executive Managing Director
Liquidity Assistance L.L.C.              Insignia Financial Group, Inc.

Dated:  December 4, 1995                 Dated:  December 4, 1995


                                  11






                              EXHIBIT INDEX

                                                         SEQUENTIAL
                                                            PAGE
EXHIBIT NO.                      DESCRIPTION               NUMBER
-----------                      -----------              ----------
7.1                Agreement of Joint Filing between          14
                   Liquidity and Insignia, dated
                   December 4, 1995.

                                     12